Exhibit 99.4

Fanhua Announces 20% Increase in Annual Dividend to US$1.2 per ADS in 2019

GUANGZHOU, China, March 11, 2019, Estern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its board of directors has approved its management’s proposal to increase its annual aggregate dividend by 20% from US$1.0 per American Depository Share (“ADS”) in 2018 to US$1.2 per ADS, or US$0.06 per ordinary share in 2019. The dividend will be paid on a quarterly basis, with US$0.3 per ADS, or US$0.015 per ordinary share, payable in each of the next four quarters.

Mr. Chunlin Wang, Fanhua’s chairman and chief executive officer, stated, “Management team believes that our strong cash reserve of RMB2.3 billion as of December 31, 2018 should be sufficient to support our need to drive long term business development primarily via organic growth. In addition, the continued growth of our long term regular life insurance business, which has high embedded value and cash value, will enable the Company to generate sustainable cash flow in the long run while the Company’s cash dividends will be determined based on our operating cash flow to make sure that dividend distributions won’t eat into the Company’s existing cash reserve.”

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2018, our distribution and service network is consisted of 682 sales outlets covering 21 provinces and 115 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONTACT: Investor Relations

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com